April 15, 2025

Teddy Kaplan
Chief Executive Officer and President
New Mountain Net Lease Trust
1633 Broadway, 48th Floor
New York, NY 10019

       Re: New Mountain Net Lease Trust
           Registration Statement on Form 10-12G
           Filed October 17, 2024
           File No. 000-56701
Dear Teddy Kaplan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Daniel B. Honeycutt, Esq.